               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM 11-K

                          ANNUAL REPORT
                PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


/X /     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
         For the fiscal year ended December 31, 1993

                               OR


/  /     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
         For the transition period from
         to


Commission file number 1-1169


             VOLUNTARY INVESTMENT PENSION PLAN FOR
             HOURLY EMPLOYEES OF THE TIMKEN COMPANY
                        (the "Plan")
                  (Full title of the Plan)




THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
        (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                      REQUIRED INFORMATION


Audited financial statements and schedules for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.


Financial Statements and Exhibits

A) The following financial statements and schedules are being filed separately in paper format under cover of Form SE pursuant to Item 311(c) of Regulation S-T and General
    Instruction E to Form 11-K:

    1)   Statements of Assets Available for Plan Benefits -
         December 31, 1993 and 1992

    2)   Statements of Changes in Assets Available for Plan
         Benefits - December 31, 1993 and 1992

    3)   Schedules

         a)   Assets Held for Investment - December 31, 1993

         b) Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets - Year Ended
              December 31, 1993

B)  The following exhibit is filed as part of this annual report:

    Exhibit No. 23 ..... Consent of Independent Auditors

                           SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                             VOLUNTARY INVESTMENT PENSION
                             PLAN FOR HOURLY EMPLOYEES OF
                             THE TIMKEN COMPANY




Date  June 24, 1994            By STEPHEN A. PERRY
                                  Stephen A. Perry
                                  Vice President - Human
                                   Resources & Logistics

                 REPORT OF INDEPENDENT AUDITORS

The Timken Company, Administrator
 of the Voluntary Investment Pension
 Plan for Hourly Employees of
 The Timken Company

We have audited the accompanying statements of assets available for plan benefits of the Voluntary Investment Pension Plan for Hourly Employees of The Timken Company as of December 31, 1993 and 1992, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1993 and transactions or series of transactions in excess of 5% of the current value of plan assets for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.

                                       ERNST & YOUNG

Canton, Ohio
June 6, 1994

                            FORM 11-K

                        INDEX TO EXHIBITS



EXHIBIT NO.                                            PAGE NO.

    23           Consent of Independent Auditors          6